

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Via U.S. Mail and Fax (816-854-8500)
Mr. Alan M. Bennett
Chief Executive Officer
H&R Block, Inc.
One H&R Block Way
Kansas City, MO 64105

> RE: **H&R Block, Inc**
> **Form 10-K for the fiscal year ended April 30, 2010**
> **Filed June 29, 2010**
>
> **Form 10-Q for the quarter ended July 31, 2010**
> **File No. 1-6089**

Dear Mr. Bennett:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director